EXHIBIT 99.1

Poet Ships Advanced Optical Engine Samples to Three Global Technology Customers for AI Applications

TORONTO, March 20, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced it has fulfilled orders from three global customers for samples of its advanced optical transmit engines.

The Company announced that it has shipped final design samples of its POET Infinity transmit product line for 400G and 800G applications to three major technology leaders. The products include 400G FR4, 800G 2xFR4 and 800G DR8 transmit formats, all assembled at our high volume production facility in Malaysia. The FR4 optical engines incorporate the multiplexer and can be paired with POET receiver engines for a highly integrated pluggable transceiver. POET’s customers have designed and are building pluggable transceivers using a two-chip solution, i.e., one transmit chip and one receive chip for 400G and three-chip solution for 800G. The receive optical engines have already been qualified and the availability of the transmit engine samples will allow the shipment of completed modules to end customers for qualification, with production orders expected in the second half of 2025.

“Each of our customers has expressed intense enthusiasm for the results they have seen from POET’s integrated, chip-level solutions,” said Raju Kankipati, Chief Revenue Officer of POET. “The sampling of the transmit engines is the final piece that allows our customers to complete their modules and get them qualified. We are increasingly a vendor of record for these enterprises and that is how we know we are on the right track for wider adoption and greater commercial success,” said Kankipati.

POET has previously worked with each customer on integrating the transmit and receive optical engines into their final module products. The demand for 400G and 800G modules remains strong. The demand for these three module types (400G FR4, 800G 2xFR4 and 800G DR8) is forecasted by LightCounting, a market research firm, to be about 20 million units per year for next 5 years.

Dr. Suresh Venkatesan, POET’s Chairman & CEO added: “POET’s advantages of cost, reliability and power efficiency have gained the trust of industry leaders who look to our optical interposer-based product portfolio for solutions that can power AI development and improve optical networking.”

IR Consultant Engagement
The Company also announced that it is increasing its commitment to a broad-based investor relations program with a one-month trial engagement with IR Agency, LLC. During this period, IR Agency will assist POET in communicating information about the Company to relevant stakeholders and financial audiences. IR Agency will receive compensation of US$250,000 for the services rendered through the contract term.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company's expectations with respect to the success of the Company's product development efforts, the performance of its products, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company's technology as well as the market acceptance, inclusion and timing of the Company's technology in current and future products and expectations regarding its successful development of high speed transceiver solutions and its penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of its development efforts with its customers, the ability to build working prototypes to the customer’s specifications, the performance of the samples provided to customers, and the size, future growth and needs of Artificial Intelligence network suppliers. Actual results could differ materially due to a number of factors, including, without limitation, the failure of the samples to meet industry specs, the failure to produce optical engines on time and within budget, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company's products to meet performance requirements for AI and datacom networks, operational risks in the completion of the Company's projects, the ability of the Company to generate sales for its products, and the ability of its customers to deploy systems that incorporate the Company's products. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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